EXHIBIT 99.1

Photo Release -- Student Transportation Inc. Honors Wall Of Fame Inductees in Conjunction With School Bus Safety Week

Leading School Bus Company Stresses the Importance of Safety and Recognizes Employees

WALL, N.J., Oct. 17, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's most trusted provider of school bus transportation services, joins school districts and transportation providers across the United States and Canada in promoting School Bus Safety Week, which begins Monday, October 20. The company kicked off activities this past Wednesday when it honored eleven of its employees who show an outstanding commitment to safety at STI's second annual Safety Wall Of Fame dinner and celebration.

A photo accompanying this release is available at http://www.globenewswire.com/newsroom/prs/?pkgid=28441

The National Association of Pupil Transportation's theme for School Bus Safety Week this year is "At My Stop, You Stop!" STI is encouraging parents, school officials, and media outlets to review and share the rules in their respective areas when it comes to passing a school bus when it is picking up or dropping off children.

"It's extremely important for everyone to be mindful of the law when you're behind or across the street from a school bus that is loading or unloading students," states Don Weir, Student Transportation Inc.'s Director of Passenger Safety and Compliance. "We as a company can do all the right things and train our staff to the highest degree, but we also need other drivers on the road to do their part and stop when the lights on the bus are flashing."

In addition to the company's locations holding safety demonstrations, safety meetings, and additional online training courses, the company hosted its second annual Safety Wall Of Fame awards dinner and banquet. Senior executives and staff joined the award recipients for dinner as well as a tour of New York City complete with lunch in Little Italy. STI's Chairman and CEO Denis Gallagher was on hand to personally thank and present the award to each honoree. The company plans to grow the awards program each year and continue to recognize outstanding employees who go above and beyond when working to safely transport students to and from school.

"The Safety Wall of Fame recognizes the best and brightest of our drivers, dispatchers, monitors, mechanics, trainers and other employees," says STI's Chief Operating Officer Patrick Vaughan. "All of our employees know how important public trust is and they take their jobs very seriously and we are thankful for that. Recognizing those that go above and beyond is a small token of our appreciation for their stellar efforts in helping STI transport over one million children to and from school safely and on time every school day."

Managers and General Managers nominated employees at the company's locations throughout North America. Some of the criteria for this safety-based recognition included accident-free service, reliability, knowledge of company policies and procedures, community service and involvement, perfect attendance, good character, attitude, and exceptional performance in their role. Employees who were inducted into the Safety Wall Of Fame were:

Penny Batherson – Barrie, ON, Canada

Catherine Brutzman – Higganum, CT

James Caruso – Carlynton, PA

Wallace Clark – Coraopolis, PA

Amber Ellis – Merrimack, NH

Veronica Mirehouse – Battle Ground, WA

Sarah Newman – San Jose, CA

Janice Respert – Lancaster, CA

Susan Simpson – Trenton NJ

Jacqueline Welcome – Bastrop, TX

Peggy Wolfe – Ledyard, CT

For more information on STI's School Bus Safety Week efforts next week, please visit www.RideSTBus.com and follow the company on Twitter (@RideSTBus) and Facebook (www.facebook.com/StudentTransportation).

About

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 11,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The photo is also available via AP PhotoExpress.

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